

BITTY GOLF
MINIATURE GOLF

Business Plan

Katy Schaan, Owner

Prepared on August 19, 2020

Updated on January 3, 2021

Executive Summary

During this time of self-quarantining and social distancing, more people will be seeking outdoor activities with minimal contact with other people. Bitty Golf plans to be open for business in the Fall of 2021; the right time to target families and adults of all ages, to enjoy time outside with some of the best year-round weather in the US. Our 18-hole course will lure people in with our massive waterfall, colorful sun-blocking shades, streaming water columns and elegant, native landscaping. These things, combined with our appropriately chosen location, will enable locals and tourists to enjoy mini golf for years to come.

Company Description

Bitty Golf will be the newest mini golf course in southwest Florida with a philanthropic focus. In Charlotte County and southern Sarasota County Florida, there are few outdoor activities for the whole family that are available year-round. We will be centrally located to both Port Charlotte and North Port, Florida and we will offer the following onsite:

- 18-hole mini golf course, themed with Florida native wildlife, educational and sponsorable
- For every hole-in-one, we will donate $1 to the Charlotte County, FL Homeless Coalition
- Beer and Wine Sales (Prepackaged bottles, cans, etc.) – Not included in forecasted financials
- 3 vending machines onsite (beverages, packaged snacks, and ice cream)
- Space for food trucks to vend their products on a regular basis
- Shaded picnic tables for everyone to enjoy

Our activities will attract a wide range of ages, including children, young adults, and active older adults. Companies will have the ability to rent our facilities for company events on our premises. We will also be able to host birthday parties, holiday parties and other gatherings with our shaded/covered areas.

The location we have chosen for Bitty Golf is 2048 El Jobean in Port Charlotte. As you see in Appendix A, El Jobean is also a major highway known as FL-776. West of our location is the main route to Englewood, Boca Grande and many public beaches and beach-front dining opportunities. To the east (inland), is the business district of Port Charlotte where many restaurants and businesses are frequented. Less than a mile to the east, a large waterpark, hotel and Top Golf are slated to be built over the next two years. (Appendix B) Also, the Tampa Bay Rays stadium is a half mile to the west, so this area is a hot spot for year-round outdoor activities.

Katy Schaan, the owner of Bitty Golf, is a seasoned businesswoman with many years of experience in sales, marketing, leadership, relationship-building and managing multi million-dollar commercial real estate. She has an MBA and an undergraduate degree in Organizational Leadership, both from Northern Illinois University. She is active in the social scene of both Port Charlotte and North Port and is currently a sponsor of Team Doogie – Sports and Social Club. With this sponsorship, relationships have been built with many small business owners in the area.

Market Analysis

As stated previously, there are not many outdoor activities available year-round for residents of North Port and Port Charlotte with covered/shaded areas. Specifically, the closest mini golf courses are about an hour away in each direction. "Smugglers Cove", located an hour to the north is one of a chain of courses in the area. They have a pirate ship theme, and their pricing is high, at $15 per adult and $12 per child. "Tropical Breeze", located about an hour south, has pricing closer to ours at $12 per adult and $11 per child. Tropical Breeze also has a laser tag course onsite and offers packaged deals for guests who choose to do both mini golf and laser tag.

A few challenges we will face upon entering the market will include: no corporate backing, seasonal tourism, starting new business and the repercussions from COVID-19. Other "chain" mini-golf courses have funding from corporate

owners and can order/design in mass. We, as a mom-and-pop business, will face the challenges of funding on our own. We hope to acquire a minimum of 1.5 acres of land on a well-traveled road to build our course.

The southwest area of Florida depends a lot on tourism and seasonal residents to bring revenue to the area. The population in our target area increases by about 22% each year during the winter months. This time of year would likely also be our peak revenue-generating time. Even better, according to the SW Florida Regional Planning Council, the population forecast for Charlotte County is estimated to grow by 14% by the year 2030. Sarasota County is estimated to grow by 10% by 2030. This will provide us an ever-changing market to attract.

Starting a new business can have many challenges, but one of the largest hurtles is bringing awareness to the business and all it has to offer. By building on highly visible lots, traveled by tens of thousands per day, some of the awareness will come organically. Other opportunities include social media marketing, Chamber of Commerce events, partnerships with Team Doogie (as stated above) and the business growth that is planned for Port Charlotte in the next 10 years. As stated earlier, a new, nearby development called “Arredondo Pointe” is planned to break ground in 2020. Arredondo Pointe will include a water park, retail and hotel space and a driving range. Other opportunities in the immediate area include a new residential neighborhood called “West Port”. This will bring 2,400 single and multi-family homes to the area.

The effects of COVID-19 will have a lasting effect on how businesses operate for years to come. In starting a new business during this time, we can best prepare for the accommodations needed for our guests to be safe and comfortable. The outdoor environment should allow us to remain open in the event of a social-distancing requirement in the future and our employees will not have to learn new practices for health and safety. The policies and procedures we put in place from the start will meet all of the current requirements by the local, state and federal governing bodies to ensure the safety of our employees and guests.

Organization and Management

Bitty Golf will be structured as a Florida, single member LLC and will be managed by Katy Schaan, as introduced in the Company Description. Her resume is attached as Appendix C

Here is the intended organizational chart:



Owner, Katy Schaan
FT Front Desk, TBD
FT Front Desk, TBD
PT Front Desk, TBD
PT Front Desk, TBD
FT Maintenance/ Landscaping, TBD

Full time and part time employees will start at $15 per hour, which is nearly double the minimum wage in Florida. All employees will receive annual raises if excellent performance is delivered. Employees will be given reviews each quarter to help develop their skills and put them on the path for success. After 3 months, employees will be eligible for health care reimbursement.

Product or Service

Bitty Golf will be open Monday – Friday 11am – 10pm, Saturday 10am – 10pm and Sunday 10am – 8pm, and on all major holidays. Peak hours will be weekday evenings and weekends. Off Peak hours will be weekdays from 11am – 4pm.

As outlined in the Company Description, we will offer the following inclusive of all sales tax:

	Peak Hours		Off Peak Hours	
	Adult	Child	Adult	Child
18-hole mini golf course	$12.00	$10.00	$8.00	$6.00
Vending Machine	Varied	Varied	Varied	Varied
Food Trucks	Varied	Varied	Varied	Varied
Picnic Tables	FREE	FREE	FREE	FREE

Packages will also be offered to encourage more time spent onsite, such as a same-day pass to come back and play later the same day for $5. Business packages and other parties will also have special pricing available.

The 18-hole course will be built and themed with native Florida wildlife. An animal will be featured at each hole and will contain life-like examples of the animal in concrete. The challenge of the hole will have something to do with the animal's mannerisms. As an example, hole one will feature a gopher tortoise and its den. The golfer must putt into the den and hope the ball enters the correct tube to exit nearest the hole. Also, at the start of the hole will be an informational plaque about the animal and some interesting facts about population, characteristics, parenting, etc. There will also be native plants throughout and colorful sunshades to help combat the heat. Each year, we plan to reinvest into the course with changes to each hole to either update the challenge or change the theme. This will keep the course fresh and new for repeat guests.

As an additional revenue generating option for Bitty Golf, each hole will have the ability to be sponsored by a local business for one year. This way, we can bring awareness to other local businesses, while helping us to support the cost of re-designing holes, offering a change in experience each year. In the first year as an example, hole one will feature Team Doogie Sports and Social Club. Team Doogie will help determine the challenge of the hole and the design features. At the start of the hole, an informational plaque will be available about Team Doogie and offer a QR code to their website for more information.

Vending machines will be offered onsite and selections will vary. Ice water will be available onsite, free of charge. We will partner with local food trucks to be available onsite, depending on their schedule. Our website and social media will be updated with the schedule, as needed.

Shaded picnic tables will also be available near the food truck area. Guests are welcome to bring camping chairs for additional seating, if needed.

Marketing and Sales

Our main target market will be families with children and 18 to 45-year-olds. However, we can also market our courses to those over 45, as our courses have something for everyone! We plan to have the course handicap/wheelchair accessible. Once we have the land secured and a grand opening date planned, we will begin marketing Bitty Golf to the surrounding areas to bring awareness. We will encourage people to visit us on Facebook and our website to check out progress. We hope to post new updates each week to create excitement around the new entertainment options.

Upon purchase of land, an eye-catching sign will be placed on near the road to bring awareness to the coming project. We will build our website, www.bittygolf.com to be interactive and fun. It will offer special promos for opening and allow reservations to be made online for large group activities. Our website will also emphasize that we are a member of the US PMGA (Pro Mini Golf Association) and our 18-hole course qualifies to host the annual PMGA tournament in the future. Our website will also have a "virtual scorecard" where players can keep score on their cell phone via QR code. With this option, we will gather zip codes, birthdates and email addresses for future communications and promotions. If customers utilize this option, they will be entered into a monthly drawing to win a prize pack which includes 2 free rounds of mini golf.

Once we have a database of customers, we can target repeat business by sending birthday e-cards, promotions for repeat customers, and asking customers to tag us in any "Bitty Golf day" photos they share on social media. We will share announcements of course updates, and our e-newsletter with money saving coupons. Each quarter, we will send targeted mailers to members of the surrounding areas to draw attention to our events, food trucks, special promotions, and any other happenings. Guests will also be given a "Buy-Fore-Get-One-Free" loyalty card. Once they purchase four games of mini golf, they can redeem another game for free during their next visit.

Social media will also be an amazingly effective form of marketing for this type of business. The tags @BittyGolf and #BittyGolf have been secured and can be used for guests to tag us in photos and comments. We will also run promotions and advertise events utilizing the vast expanse social media allows. The main attraction will be the visibility of our course on FL Highway 776 (El Jobean Rd.). Having the waterfall, water jets, lush vegetation, colorful, sun-blocking panels, and enticing food trucks, will encourage visitors to stop and check us out. We will also share photos of our hole-in-one winners holding a dollar that will be donated to the Homeless Coalition.

Sales will be generated from walk ins, previously made reservations, gift card sales, apparel sales, hole sponsorships, future beer and wine sales and future franchising opportunities. When a guest arrives at Bitty Golf, they will park in the guest parking along the rear of the course. They will make their way to the sales office where they will meet our sales employee waiting with a smile. They will then choose their activity from a clear and concise pricing board. Once a purchase is made, guests will be given a complimentary, partially frozen bottle of water to drink to help combat the Florida heat. They will also be given a score card, pencil, map and QR code to keep score on their smartphone, if they so desire. Appendix D outlines a rough drawing of the proposed land use.

Once on the course, we will offer photo opportunities, such as a pose with a dolphin or showing off your putting skills. These "photo opp" areas will show our company logo, so that customer's memories will involve us. If they choose to share their photos on social media, others will learn more about our courses also.

Before leaving, guests will have the opportunity to purchase apparel or other branded items such as hats, coffee mugs and golf tees. Also, additional purchases of vending items can be enjoyed in our shaded food truck area.

Funding Request

Bitty Golf is requesting lending of $825,000 in startup capital (debt). We would assume an interest rate of 6%, the loan be amortized over 25-years, and a balloon payment due at 10 years. At the 10-year mark, this loan could be refinanced or paid in full. Within the first 5-years, we plan to add the land to the SBA loan, increasing the loan amount to $1,225,000. The goal is to have at least 50% of the loan paid back within the first 5 years. (Credit scores for Katy, included as Appendix E)

Here are estimated start-up costs, broken out here at a high level:

Upfront Costs	
Land Clearing	$ 25,000
Hook up utilities	$ 30,000
Buildout of golf course	$ 500,000
Buildout of building/parking	$ 100,000
Security System	$ 25,000
Marketing/Website	$ 25,000
Hiring/training staff	$ 15,000
POS System	$ 5,000
Miscellaneous/Startup Capital	$ 100,000
Land Purchase	+ Year 3
Total	$ 825,000

Our plan is to purchase the land for $400,000 with a seller note on full standby for 24 months. We are seeking an additional $200,000 from investors for additional equity in the business.

Financial Projections

Sales based on walk-in traffic. Marketing efforts will increase awareness over time and thus increase sales. Estimating 30% increase in sales in winter months, as this is peak tourist season and cooler weather. Financials are based on percentage of capacity. 100% capacity is calculated with the following assumptions:

100% capacity for the 18-hole option is calculated as follows:

- 18 total holes; 3 players per hole on average
- Equals 54 people playing at one point in time (18 holes x 3 players per hole)
- $9.50 per game, average price
- Equals $513 revenue per hour (54 x $9.50)
- 11 hours open per day
- Equals $5,643 per day ($513 x 11), 30 days per month
- Equals $169,290 per month, on average

Forecasted Income Statement, 2021 – Appendix F

Forecasted Income Statement, 2021 – 2025 – Appendix G

Break Even Analysis, Appendix H

Appendix A – Location of proposed land purchase


To North Port and Venice
Tamiami Trail
Chamberlain Blvd
Cornelius Blvd
Biscayne Dr
Bowman Terrace
Future home of West Point
Residential Development
Future home of Arrodondo Point
Water Park, Retail and Top Golf
Paulson Dr
Veterans Blvd
Murdock
To Charlotte Harbor and Punta Gorda
Gennaro Ave
Cochran Blvd
Cochran Blvd
Shoreland St
Overbrook St
Prineville St
Ravenswood Blvd
Cannolot Blvd
Como St
FUTURE HOME OF
BITTY GOLF
RAYS
TWISTED FORK
HARLEY-DAVIDSON
To Englewood and Boca Grande


Nokomis
Venice
South Venice
North Port
Lake Suzy
Fort Ogden
Nocatee
Port Charlotte
El Jobean
Englewood
Cleveland
Punta Gorda
Charlotte Park
Manasota Key
Rotonda West
Cape Haze
Google
Map data ©2020 Google, INEGI

POPULATION	1 MILE	5 MILES	10 MILES
TOTAL POPULATION	2,166	62,838	174,089
MEDIAN AGE	48.7	47.8	49.5
MEDIAN AGE (MALE)	46.1	45.6	47.9
MEDIAN AGE (FEMALE)	52.4	49.2	50.7

HOUSEHOLDS & INCOME	1 MILE	5 MILES	10 MILES
TOTAL HOUSEHOLDS	932	26,932	75,466
# OF PERSONS PER HH	2.3	2.3	2.3
AVERAGE HH INCOME	$52,783	$53,895	$56,251
AVERAGE HOUSE VALUE		$196,375	$221,293





Appendix B – Plans for new waterpark, retail, top golf, etc. nearby

Arredondo Pointe

Seymour Ave
Alameda Ave
Collins Ave
Whitney
Hibbert

Over the past two years, the Lost Lagoon Development team has been hard at work shaping the future of Arredondo Pointe. Partnering with County government, local leaders and the Port Charlotte community, we have developed a vision of a traditional main street — a “living room” — where locals and guests alike can mingle, dine, shop and enjoy.

Our goal is to craft a landmark destination that fills a void in the current landscape while complementing the boom of development in Charlotte County, from West Port to Babcock Ranch. Currently planned for the property are:

- Approximately two million square feet of commercial, restaurant, retail, lodging and destination entertainment.
- A total of 750 hotel rooms parsed over two or three marquee properties and one or more smaller, boutique hotels.
- Innovative entertainment options for Charlotte County, including a 45-acre destination water park, an outdoor concert space, a state-of-the-art convention center, multiple arts venues, cultural and historical spaces, and a multi-level golfing facility.
- An integrated mix of professional and recreational spaces in support of a 360 live-work-play, SMART City community.

KATY SCHAAN, MBA
Passionate about Business Excellence through Organizational Culture

OBJECTIVE
"Let's focus on acquiring and retaining the right employees!" Katy is looking to share her experience in and passion for developing others. By building trust through relationships, employees easily internalize information and take pride in being part of a winning culture. Whether in an environment with well-established values, or one with looming change, together, we can create a progressive learning environment.

ABOUT ME
I believe that customers are most satisfied when they are working with happy employees. (Satisfied customers + Happy employees = Strong business results) I strive to hire and retain employees who share my values and work ethic, in a diverse and inclusive environment. Co-workers, Leaders and Business Partners have described me as: Ethical, Highly Organized, Analytical, Willing to Help, Customer Focused, a Team Player, Values Driven, Professional, Fun, and as a "Go-Getter".

ACCOMPLISHMENTS
- 3+ years of consulting and acting as the VP of Operations for a small Midwest-based real estate investment company. Current portfolio of businesses include $54MM in real estate, 270 tenants, 12 assisted living facilities and 3 seasonal hotels. Occupancy rate of commercial properties is over 92%
- 2 years building payroll integrations with external vendors (401k providers, health care providers, etc.) to ease workloads for HR professionals
- 15+ years of customer-facing experience in multiple functional areas including retail sales management, new hire selection and training, inventory management, operations, B2B sales and administrative support, portfolio, product, and project management
- Interviewed, hired, trained, and coached high-performing sales teams, primarily focused on determining customer needs and building long-term relationships
- Proficient in Quickbooks, Excel, Outlook, Word, PowerPoint, Access, SharePoint, and various payroll software systems
- Dynamic Leadership Award winner: Nominated by direct reports for excellence in team building, training, and customer focus
- Increased morale and team effectiveness in multiple sales locations by bringing passion and customer focus to larger sales team
- Top Sales & Customer Retention Leader; built strong relationships with customers through trust and honesty
- Led data-mining projects to gain a better understanding of customers through data analytics and consumer insights
- Extensive experience with customer-facing positions and vendor-relationship management
- Created PM role focused on the sun-setting of products/services near the end of their lifecycle; led initiatives to save $4.2M in one year
- Management of consumer portfolio of wireless apps and services, equaling over $600M in annual revenue

PROFESSIONAL EXPERIENCE
HAVEN STREET CONSULTING LLC, **2015 – Present**
   Owner/Founder – "Breaking the Mold of Organizational Development"

PAYLOCITY, **2016 – 2018**
   Integration Support Manager II, Front End

U.S. CELLULAR, **2000 – 2016**
   Lead Operations Manager – Innovation Stretch Assignment, 2015 - 2016
   Senior Product Manager – Consumer Mobility Products, 2013 – 2016
   Product Portfolio Manager – Consumer Product Stretch Assignment, 2013 – 2015
   Wireless Catalog Specialist – Consumer Product, 2012 – 2013
   Executive Administrative Assistant – Direct Sales, 2010 – 2012
   Retail Sales Manager – Development/Training, 2006 – 2010
   Inventory Manager – Retail, 2004 – 2006
   Wireless Sales and Retention Consultant – Retail, 2000 – 2004

EDUCATION
- **The Chicago School of Professional Psychology**, Chicago, IL. Certificate of Graduate Study in I/O Psychology, 2016
- **Northern Illinois University**, Naperville, IL. Master of Business Administration, 2014
- **Northern Illinois University**, Naperville, IL. Certificate of Graduate Study in Managerial Leadership, 2014
- **Northern Illinois University**, DeKalb, IL B.S. Degree in Organizational Management, 2005

Katy Schaan ▪ katyschaan@gmail.com
2082 Proude Street ▪ Port Charlotte, FL 33953 ▪ (815) 766–2580

Appendix D – Example of proposed land use


El Jobean Road
Parking Area
Mini Golf Area
Future Opportunity Area
Esposito Terrace

Appendix E – Katy Schaan credit scores


FICO® Score
FICO SCORE 8 Learn more
Experian Data Aug 19, 2020
787
300 850
Very Good
FICO SCORE 8 Learn more
Equifax Data Aug 19, 2020
810
300 850
Exceptional
FICO SCORE 8 Learn more
TransUnion Data Aug 19, 2020
810
300 850
Exceptional

Appendix F - Forecasted Income Statement, Year 1

C = Capacity

For Quarter ending, Year 1	Q3	Q4	Q1	Q2	Total
Revenue	27% C	30% C	32% C	30% C	
Net Sales	$ 137,125	$ 152,361	$ 162,518	$ 152,361	$ 604,365
Total Revenue	$ 137,125	$ 152,361	$ 162,518	$ 152,361	$ 604,365
Operating Expenses					
Administrative	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 6,000
Computer and Internet	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 6,000
Credit Card Fees	$ 3,291	$ 3,657	$ 3,900	$ 3,657	$ 14,505
Insurance	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 9,600
Interest Expense	$ 12,248	$ 12,192	$ 12,357	$ 12,303	$ 49,100
Inventory	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 7,200
Maintenance/Lawn Care	$ 9,000	$ 9,000	$ 9,000	$ 9,000	$ 36,000
Marketing	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 9,600
Office Supplies	$ 750	$ 750	$ 750	$ 750	$ 3,000
Payroll	$ 21,000	$ 21,000	$ 21,000	$ 21,000	$ 84,000
Property Tax	$ 3,900	$ 3,900	$ 3,900	$ 3,900	$ 15,600
Security	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 24,000
Telephone	$ 450	$ 450	$ 450	$ 450	$ 1,800
Utilities	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 30,000
Total Operating Expenses	$ 73,739	$ 74,049	$ 74,457	$ 74,160	$ 296,405
Operating Income	$ 63,386	$ 78,312	$ 88,061	$ 78,201	$ 307,961
Other Revenue and Expenses					
Sales Tax	$ 13,712	$ 15,236	$ 16,252	$ 15,236	$ 60,437
Net Income	$ 60,027	$ 58,813	$ 58,206	$ 58,924	$ 235,968

Appendix G - Forecasted Income Statement, Years 1-5

C = Capacity

For Year Ending	Year 1		Year 2		Year 3		Year 4		Year 5	
Revenue	30% C		32% C		33% C		35% C		37% C	
Net Sales	$	609,444	$	650,074	$	670,388	$	711,018	$	751,648
Total Revenue	$	609,444	$	650,074	$	670,388	$	711,018	$	751,648
Operating Expenses										
Administrative	$	6,000	$	6,000	$	6,000	$	6,000	$	6,000
Computer and Internet	$	6,000	$	6,000	$	6,000	$	6,000	$	6,000
Credit Card Fees	$	14,627	$	15,602	$	16,089	$	17,064	$	18,040
Insurance	$	14,000	$	14,700	$	15,435	$	16,207	$	17,017
Interest Expense	$	49,100	$	48,195	$	80,050	$	78,600	$	77,005
Inventory	$	7,200	$	7,416	$	7,638	$	7,868	$	8,104
Maintenance/Lawn Care	$	36,000	$	36,000	$	36,000	$	36,000	$	36,000
Marketing	$	9,600	$	12,000	$	15,000	$	15,000	$	15,000
Office Supplies	$	3,000	$	3,000	$	3,000	$	3,000	$	3,000
Payroll	$	84,000	$	86,520	$	89,116	$	91,789	$	94,543
Property Tax	$	15,600	$	15,912	$	16,230	$	16,555	$	16,886
Security	$	24,000	$	24,000	$	24,000	$	24,000	$	24,000
Telephone	$	1,800	$	1,800	$	1,800	$	1,800	$	1,800
Utilities	$	30,000	$	30,000	$	30,000	$	30,000	$	30,000
Total Operating Expenses	$	300,927	$	307,145	$	346,359	$	349,883	$	353,394
Operating Income	$	308,517	$	342,929	$	324,030	$	361,135	$	398,254
Other Revenue and Expenses										
Sales Tax	$	60,944	$	65,007	$	67,039	$	71,102	$	75,165
Net Income	$	247,573	$	277,921	$	256,991	$	290,033	$	323,089

Appendix H – Break-Even Analysis (Average Month of Year 1)



Break-Even Analysis
Revenue
Breakeven
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
MONTHLY REVENUE
10%
15%
20%
25%
30%
35%
40%
PERCENT CAPACITY